Exhibit 99.4

Deloitte LLP
700, 850 2 Street SW Calgary, AB T2P 0R8 Canada

Tel: 403-267-1700
Fax: 587-774-5379
www.deloitte.ca

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the use of our reports dated March 5, 2020 relating to the financial statements of Vermilion Energy Inc. (the “Company”) and the effectiveness of the Company’s internal control over financial reporting appearing in the Annual Report on Form 40-F of Vermilion Energy Inc. for the year ended December 31, 2019.

/s/ Deloitte LLP

Chartered Professional Accountants
Calgary, Canada

March 5, 2020